Exhibit 99.1

New Gold Closes US$173 Million Bought Deal Financing

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, March 10, 2017 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) is pleased to announce that it has closed its previously announced bought deal financing of 61,640,000 common shares, including the exercise in full by the underwriters of the over-allotment option, at a price of US$2.80 per share (the "Offering") for aggregate gross proceeds to New Gold of approximately US$173 million.

New Gold intends to use the net proceeds from the Offering to finance the completion of the construction of the Rainy River gold project in Ontario, Canada.

The Offering was made through a syndicate of underwriters led by RBC Capital Markets and Scotiabank and including CIBC Capital Markets, J.P. Morgan, TD Securities Inc., BMO Capital Markets, Merrill Lynch Canada Inc., Desjardins Securities Inc., National Bank Financial Inc., Paradigm Capital Inc., Credit Suisse Securities (Canada) Inc., Eight Capital and GMP Securities L.P.

The Offering was completed by way of a short form prospectus (the "Prospectus") in all of the provinces and territories of Canada and was registered in the United States pursuant to a registration statement on Form F10, as amended (the "Registration Statement"), in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of New Gold's common shares pursuant to the Offering in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of the offered shares under the securities laws of that jurisdiction.

Before you invest in New Gold, you should read the Prospectus or the Registration Statement, as well as the other documents that New Gold has filed with the securities regulatory authorities, for more complete information about New Gold and the Offering. You may obtain these documents at no charge by visiting EDGAR on the SEC website, at www.sec.gov, or on the SEDAR website, at www.sedar.com. Alternatively, New Gold, any underwriter or any dealer participating in the Offering will arrange to send you a written Prospectus, or you may request the Prospectus in Canada by contacting RBC Capital Markets, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Tel: 416-842-5349; E-mail: Distribution.RBCDS@rbccm.com) or Scotiabank, Scotia Plaza, 66th Floor, 40 King Street West, Toronto, Ontario, M5W 2X6, Attention: Equity Capital Markets (Tel: 416-862-5837), and, in the United States, by contacting RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; (Tel: 1-877-822-4089; E-mail: Equityprospectus@rbccm.com) or Scotia Capital (USA) Inc., 250 Vesey Street, 24th Floor, New York, New York, 10281, Attention: Equity Capital Markets (Tel: 212-225-6853).

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to the use of the proceeds of the Offering and the completion of the Rainy River project.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. The forward-looking statements in this news release are based on certain key assumptions, including without limitation, the assumption that no events will occur requiring the redirecting of the proceeds of the Offering towards other uses and that the cost estimates for the Rainy River project will be accurate. Certain other material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: the occurrence of events requiring the redirecting of the proceeds of the Offering or other sources of funding towards other uses; significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; fluctuation in treatment and refining charges; changes in national and local government legislation; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River project; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; inherent uncertainties with cost estimates and estimated schedule for the construction and commencement of production at Rainy River as contemplated; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the amendment to Schedule 2 of the Metal Mining Effluent Regulations for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

SOURCE New Gold Inc.

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/March2017/10/c3758.html

%CIK: 0000800166

For further information: Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Email: info@newgold.com

CO: New Gold Inc.

CNW 08:17e 10-MAR-17